November 7, 2024

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed October 25, 2024
            File No. 333-279382
Dear Justin Stiefel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed October 25, 2024 Dilution, page 58

1.      The issues below are related to the pre-closing adjustments discussed in the
        introductory paragraph. We also noted some of these issues in your capitalization disclosures. Please revise to address the issues below accordingly.
            Adjustment (vii)     Your subsequent event disclosure on page F-41
appears to
            indicate that liability was initially recorded for the $250,000, which was subsequently exchanged for Series A Preferred Stock as part of the $719,919 debt cancellation recorded in Adjustment (viii). Revise to clarify this information as your existing disclosure is confusing.
            Adjustment (viii)     Your disclosure here appears to indicate that
$410,667 of debt
            that was outstanding as of June 30,2024, was subsequently cancelled as a result of
 November 7, 2024
Page 2

           this transaction. Please tell us how you reflected this debt cancellation in your pro forma net tangible book value calculation.
             Adjustments (ii) and (ix)     Revise to disclose information about
the initial
           issuance of the warrants, including the nature of the related transactions and timing of the issuances.
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of significant account policies
Investments/Investments in Flavored Bourbon LLC, page F-13

2. You stated in your response to prior comment 3 that the Company has not made the irrevocable election to measure its investment in Flavored Bourbon at fair value.
       However, you continue to state the following on page F-14 of your
disclosure:    The
       Company irrevocably elected to measure the Investment in Flavored Bourbon LLC at fair value using the OPM Backsolve Valuation Method only if there is an observable
       transaction that triggers such revaluation.    Please remove this
sentence from your
       disclosure as it appears to be confusing.
Note 16. Subsequent Events, page F-41

3.     We note your response to prior comment 4.    FN16-Paragraph B    of
Annex B of your
       latest response letter appears to indicate that the transactions related to the aggregate contribution of $299,667 made by the two separate investors were not reflected in the pro forma information. However, your disclosure on page F-39 states that effective
       July 31, 2024, these investors agreed to exchange their interests in the factoring agreement for an aggregate of 32,963 shares of Series A Preferred Stock, 14,891 warrants to purchase shares of common stock at the lesser of $5.00 per share or the
       IPO price, and 86,864 warrants at $6.00 per share. Please tell us what consideration you gave to reflecting this transaction in your pro forma information. Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at
202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   M. Ali Panjwani, Esq.